JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

October 21, 2024

Ms. Rebecca Marquigny

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFS Funds (File Nos. 333-234544 and 811-23439)

Conquer Risk Fund

Dear Ms. Marquigny:

This letter provides the responses of PFS Funds (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided to Practus, LLP. The comments related to Post-Effective Amendment (“PEA”) No. 255 to the registration statement of the Trust, which was filed on August 23, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to make changes to four series of the Trust, the Conquer Risk managed Volatility Fund, the Conquer Risk Tactical Rotation Fund, the Conquer Risk Tactical Opportunities Fund, and the Conquer Risk Defensive Bull Fund (each a “Fund” and collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

·         Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.

·        Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

·         Please provide any missing or bracketed information.

Response: The Trust acknowledges the points made above in the “General Comments.”

Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

Prospectus – Impact of Amendment on All Funds

1.	Comment: Generally, the Staff notes that while the amendment makes only minimal word changes to the strategies of each Fund, the Staff believes that the impact on each Fund’s potential investment universe, portfolio composition, and risk profile is unclear. The corresponding disclosure may require a BXT to permit appropriate review of your subsequent response to these comments. Please supplement each Fund’s investment strategy disclosure to explain how indirect exposure to cryptocurrency will be used to achieve that Fund’s objective differently in response to particular market scenarios. The revised disclosure should be tailored to the impact that is expected on the portfolio composition of each particular Fund. In addition, please add disclosure clearly identifying the following:

·	The new exchange-traded products (“ETPs”) each Fund will hold;
·	The circumstances when the investment adviser to the Funds (the “Adviser”) believes that the ETPs may provide opportunities for higher investment returns;
·	The impact of the ETPs on each Fund’s portfolio construction;
·	Proportional impact of the underlying exchange-traded fund (“ETFs”) and ETPs risks on each Fund’s overall risk profile; and
·	How these changes should be considered for purposes of assessing shareholder risk tolerance and appropriateness of the Fund for investment.

Response: The Adviser has determined and notified the Trust that at this time the use of ETPs and any other instruments that gain exposure to crypto currencies will not be used as a part of the Funds’ principal investment strategies. Accordingly, the Trust has removed all references to cryptocurrency investments from the Funds’ principal investment strategies and principal risks.

Conquer Risk Managed Volatility Fund

2.	Comment: Please provided completed fee tables and example tables.

Response: Attached as Exhibit A to this response letter, which contains the fee tables and expense examples for each of the Funds.

3.	Comment: In the first paragraph of the Principal Investment Strategies paragraph, please delete the phrases “such as,” “as well as,” and similar language, and identify the specific derivative instruments and ETPs in which each of the Funds intend to invest principally to achieve its objective. For example, in sentences 1 and 11 of that paragraph name the derivative instruments that will be principal investments in addition to futures contracts. In sentence 2, name the particular “ETPs” that will be principally represented in the Fund’s portfolio (e.g., exchange traded notes, leveraged and inverse ETPs, commodity and volatility futures linked ETPs etc.) In your EDGAR correspondence affirmatively represent that the Fund’s ETF holdings with cryptocurrency exposure will:
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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

·	Be U.S. listed funds;
·	Hold only bitcoin or ether; and
·	Use only bitcoin or ether as a reference asset.

Also confirm to us that the amended strategy only permits the Fund to hold ETPs that are currently registered and available for investment.

Response: See Comment #1

5.	Comment: With respect to the leverage and inverse strategies, the Staff notes that the Funds may invest in underlying funds that may invest in cryptocurrencies. Tailor this disclosure to name the specific crypto currencies they will provide exposure to and clarify how such exposure is obtained (i.e., directly or through derivatives).

Response: See Comment #1.

6.	Comment: The last sentence in the first paragraph states that “there is no limitation on the amount of the Fund’s assets that may be invested in these types of underlying funds.” Clarify what “these types of underlying funds” means and how this statement applies to underlying ETFs and ETNs that invest in cryptocurrencies.

Response: See Comment #1

7.	Comment: With respect to alternative underlying funds (page 3 paragraph 2), the Staff notes that the Fund’s investments in alternative underlying funds generally provide exposure to assets that are not designed to closely track or correlate to the performance of the general equity and/or fixed-income markets.” Please revise the disclosure to state clearly the types of underlying assets in which “alternative underlying funds” may invest.

Response: The Trust has revised the disclosure to address the Staff’s comment.

8.	Comment: With respect to the risks of ETFs and mutual funds, please add disclosure explaining that: (a) The principal risks of the underlying funds also have a proportional impact on the top tier fund (i.e., a “Fund”); and (b) specifically identify which risks are principal to each of these 4 Funds due to their aggregate impact on the Fund’s overall portfolio (e.g., risks of fixed income securities, equity securities risk, derivatives, etc.).

Response: The Trust has revised the disclosure to address the Staff’s comment with respect to part (a) of the comment. The Trust is declining to make any adjustment in response to part (b) as it believes that the principal risks for each of the Funds has been adequately disclosed.

9.	Comment: With respect to the leveraged ETF Risks, the introductory part of that disclosure notes that, “The net asset value and market price of leveraged ETFs are usually more volatile than the value of the tracked index or of other ETFs that do not use leverage.
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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

Leveraged ETFs use investment techniques and financial instruments that may be considered aggressive, including the use of derivative transactions.” Please specify all the financial instruments that the Fund intends to rely upon in applying its principal strategies. Also, in your related strategy disclosure, please address how the Fund will employ leverage. Tailor the corresponding leverage risk more precisely. Discuss the related leverage risks associated with ether futures and/or bitcoin futures investing or supplementally explain why this disclosure is unnecessary.

Response: The Trust is not making any adjustments to the disclosure in response to the part of the comment that directed it to state “all of the financial instruments” that it may invest in as the Trust believes that its current disclosure is appropriate to afford the Adviser the discretion that is intended. Notwithstanding, the Trust has enhanced the disclosure to emphasize the broad discretion that is afforded to the Funds in making investments in levered and inverse strategies. The Trust also believes that the disclosure appropriately discloses “how” the Funds will employ leverage (and inverse) strategies in that the disclosure indicates that such strategies will be implemented through the investment in underlying funds – accordingly, no modifications to the underlying disclosure have been made on the aspect of the Staff’s comment. The Trust also believes that the leverage risk is appropriately tailored to each Fund and is not making any adjustments to the leverage disclosure as a result. The Trust has removed all references to cryptocurrency investments.

10.	Comment: With respect to the securities lending risk, please move the first two sentences of the risk language to the principal investment strategies disclosure. If the Fund will not engage principally in securities lending, then delete the principal risk.

Response: The Trust has revised the disclosure to address the Staff’s comment.

11.	Comment: With respect to the commodity risk, please clarify that commodity prices are volatile, so the risk to investors is the unexpected and potentially significant decrease in the value of their commodity holdings.

Response: The Trust has revised the disclosure to address the Staff’s comment.

12.	Comment: with respect to the cryptocurrency risk, the strategy indicates that the Fund will hold underlying funds that may invest in cryptocurrencies, but provides no information about how an underlying fund’s cryptocurrency exposure factors into the portfolio selection process. The corresponding cryptocurrency risk summary refers to underlying ETFs with indirect exposure to crypto from two sources: a) companies that hold cryptocurrencies on their balance sheet and b) companies that are directly involved in providing infrastructure, trading platforms, technology, or other services relating to cryptocurrencies. Please add strategy disclosure directly supporting these statements and illustrating how the cryptocurrency exposure of underlying funds affects portfolio selection.

Response: See Comment #1.

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

Conquer Risk Defensive Bull Fund

13.	Comment: Please supplementally explain the context surrounding the other expenses footnote in the fee table and the rationale of treating this Fund differently than the other Funds.

Response: The Trust contractually changed breakpoints to the Services Agreement effective October 3, 2023. The expense information in the table is only being restated for the Conquer Risk Defensive Bull Fund because there was no change to “Other Expenses” for the other three Funds due to their significantly lower average daily net assets during the prior fiscal year and prior to the contractual change.

14.	Comment: If this Fund will not invest in cryptocurrencies, please explain why the risk is included in the related disclosure. Please either revise the investment strategies or delete the risk, whichever is appropriate.

Response: See Comment #1

.

16.	Comment: The Staff notes that Item 4 of Form N-1A specifically calls for summarized strategy information based on the information given in response to Item 9. Please add the more detailed strategy disclosure necessary to comply with both form requirements to the extent appropriate.

Response: The Trust has revised the disclosure to address the Staff’s comment.

*             *             *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

EXHIBIT A

Summary Section – Potomac Managed Volatility Fund

Investment Objective

The Potomac Managed Volatility Fund (the “Fund”) seeks total return.

Fees and Expenses of the Fund

The following table describes the expenses and fees that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)

Redemption Fees Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	None
Management Fees	1.21%
Distribution 12b-1 Fees	0.00%
Other Expenses(a)	0.28%
Acquired Fund Fees and Expenses	0.29%
Total Annual Fund Operating Expenses	1.78%

(a) "Other Expenses" include 0.01% for payment of interest expenses.

Expense Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% annual return each year and that the Fund's operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$181	$560	$964	$2,095

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

Summary Section – Potomac Tactical Rotation Fund

Investment Objective

The Potomac Tactical Rotation Fund (the “Fund”) seeks growth and income.

Fees and Expenses of the Fund

The following table describes the expenses and fees that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)

Redemption Fees Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	None
Management Fees	1.21%
Distribution 12b-1 Fees	0.00%
Other Expenses	0.26%
Acquired Fund Fees and Expenses	0.22%
Total Annual Fund Operating Expenses	1.69%

Expense Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% annual return each year and that the Fund's operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$172	$533	$918	$1,998

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

Summary Section – Potomac Tactical Opportunities Fund

Investment Objective

The Potomac Tactical Opportunities Fund (the “Fund”) seeks long-term capital appreciation.

Fees and Expenses of the Fund

The following table describes the expenses and fees that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)

Redemption Fees Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	None
Management Fees	1.23%
Distribution 12b-1 Fees	0.00%
Other Expenses	0.27%
Acquired Fund Fees and Expenses	0.30%
Total Annual Fund Operating Expenses	1.80%

Expense Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% annual return each year and that the Fund's operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$183	$566	$975	$2,116

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission October 21, 2024

Summary Section – Potomac Defensive Bull Fund

Investment Objective

The Potomac Defensive Bull Fund (the “Fund”) seeks long-term capital appreciation.

Fees and Expenses of the Fund

The following table describes the expenses and fees that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)

Redemption Fees Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	None
Management Fees	0.95%
Distribution 12b-1 Fees	0.00%
Other Expenses(a)	0.21%
Acquired Fund Fees and Expenses	0.30%
Total Annual Fund Operating Expenses	1.46%

(a) "Other Expenses" have been restated to reflect changes to contractual arrangements for the Fund that became effective on October 3, 2023.

Expense Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% annual return each year and that the Fund's operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$149	$462	$797	$1,746

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